Exhibit 99.1

News

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Sharon Ginga
CONTACT:	+972 99709 202
sharong@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE LTD. ANNOUNCES APPROVAL OF INSURANCE POLICY TO MR. TOM
WYLER

HERZLIYA, Israel, July 27, 2006 – Optibase Ltd. (NASDAQ: OBAS) (“Optibase or the “Company”) today announced that the Company’s board of directors approved, on July 23 2006, under the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) the coverage of the liability of Mr. Tom Wyler, the Company’s President and Executive Chairman of the Board of Directors who is also considered a controlling shareholder of the Company, under the general insurance policies of the Company for the coverage of directors’ and officers’ liability, following the approval by the Company’s audit committee, of the coverage of Mr. Wyler’s liability under the new directors’ and officers’ insurance policy.

The Company’s audit committee and board of directors determined that such policy and the coverage of Mr. Wyler’s liability thereunder comply with the terms of Section 1B(5) of the aforementioned regulations for the following reasons: (a) the coverage of Mr. Wyler’s liability under the said insurance policy is identical to the coverage of all other directors and officers of the Company of liability under the new directors’ and officers’ insurance policy; (b) the terms of the coverage of Mr. Wyler’s liability under the said insurance policy is on market terms and; (c) the coverage of Mr. Wyler’s liability under the said insurance policy will not substantially affect the Company’s profitability, assets or liabilities.

The following is a short description of the main terms of the Company’s insurance policy:

An insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 1, 2006 until March 31, 2007. Such policy covers a total liability of US $10 million. The premium to be paid by the Company with respect to such insurance policy is approximately US $75,000.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding 1% of the Company’s issued share capital or voting rights may notify the Company of such shareholder’s objection to the approval of the coverage of Mr. Wyler’s liability under the said insurance policy in accordance with the aforementioned regulations, provided such objection was submitted to the Company no later than 14 days as of the date of this press release. If such objection is received at the Company within such 14-day period, the coverage of Mr. Wyler’s liability under the said policy will require shareholders’ approval by a special majority pursuant to the Israeli Companies Law of 1999.

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.